Fresenius Medical Care AG & Co. KGaA
Investor Relations
Investor News	Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America:
Terry Proveaux
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 615 345 5605
	E-mail:	ir@fmc-ag.com

Internet: www.fmc-ag.com

May 2, 2007

Fresenius Medical Care Reports Outstanding Start For 2007 and Confirms Outlook for Full Year

Summary First Quarter 2007:

Net revenue	$2,321 million	+ 33%
Operating income (EBIT)	$365 million	+ 50%
Net income	$160 million	+ 38%
Earnings per share	$1.63	+ 37%

Fresenius Medical Care AG & Co. KGaA, May 2, 2007	1 of 16

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the Company”), the world’s largest provider of Dialysis Products and Services, today announced its results for the first quarter of 2007.

The operations of Renal Care Group (RCG) are included in the Company’s consolidated statements of income and cash flows from April 1, 2006, therefore, the current quarter’s results are not directly comparable with the first quarter’s results for 2006.

Revenue

Net revenue for the first quarter 2007 compared to the first quarter 2006 increased by 33% to $2,321 million (31% at constant currency). Organic revenue growth worldwide was 9%. Dialysis Services revenue grew by 38% to $1,760 million (37% at constant currency) in the first quarter of 2007. Dialysis Product revenue increased by 18% to $560 million (13% at constant currency) in the same period.

North America revenue increased by 37% to $1,637 million. Dialysis Services revenue increased by 40% to $1,483 million. Average revenue per treatment for the U.S. clinics increased by 6% to $329 in the first quarter 2007 compared to $310 for the same quarter in 2006. Dialysis Product revenue increased by 14% to $153 million led by strong sales of our 2008K hemodialysis machines and the phosphate binding drug PhosLo.

International revenue was $684 million, an increase of 24% (17% at constant currency) compared to the first quarter of 2006. Dialysis Services revenue reached $277 million, an increase of 30% (24% at constant currency). Dialysis Product revenue rose by 20% to $407 million (12% at constant currency), led by strong sales of dialyzers and peritoneal dialysis products.

Fresenius Medical Care AG & Co. KGaA, May 2, 2007	2 of 16

Earnings

Operating income (EBIT) increased by 50% to $365 million compared to $244 in the first quarter 2006. This translates into an operating margin of 15.7%. For the first quarter 2006, the operating margin was 14.0%.

Compared with the first quarter 2006, the operating margin in North America increased by 200 basis points to 15.8%, due to the consolidation of RCG, revenue rate improvements, the new PhosLo business and higher product sales. In the International segment, the operating margin increased by 30 basis points to 17.6%. The continued strong operational performance in the International segment was driven by increased product sales in all regions.

Net interest expense for the first quarter 2007 was $95 million compared to $56 million in the same quarter of 2006. This increase is entirely attributable to the debt financing for the RCG acquisition.

Income tax expense was $103 million for the first quarter of 2007 compared to $71 million in the first quarter of 2006, reflecting effective tax rates of 38.0% and 37.9%, respectively.

Net income for the first quarter 2007 was $160 million, an increase of 38%. Net income increased by 28% when compared to the first quarter 2006 excluding one-time effects in 2006.

Earnings per share (EPS) for the first quarter of 2007 rose by 37% to $1.63 per ordinary share ($0.54 per American Depositary Share (ADS)) compared to $1.19 ($0.40 per ADS) for the first quarter of 2006. The weighted average number of shares outstanding for the first quarter of 2007 was approximately 98.4 million shares compared to 97.8 million shares for the first quarter of 2006. The increase in shares outstanding results from stock option exercises in 2006 and in the first quarter 2007.

Fresenius Medical Care AG & Co. KGaA, May 2, 2007	3 of 16

Cash Flow

In the first quarter of 2007, the Company generated $283 million in cash from operations, representing 12% of revenue. The strong cash flow generation was primarily supported by increased earnings.

A total of $109 million was spent for capital expenditures, net of disposals. Free Cash Flow before acquisitions was $174 million compared to $97 million in the first quarter of 2006. A total of $90 million in cash was used for acquisitions. Free Cash Flow after acquisitions was $84 million compared to $87 million last year excluding the acquisition of Renal Care Group.

Please refer to the attachments for a complete overview on the first quarter of 2007 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Patients – Clinics – Treatments

As of March 31, 2007, Fresenius Medical Care treated 169,216 patients worldwide, which represents a 27% increase in patients compared to last year. North America provided dialysis treatments for 118,732 patients, an increase of 32%. Including 32 clinics managed by Fresenius Medical Care North America, the number of patients in North America was 120,603. The International segment served 50,484 patients, an increase of 17% over last year.

As of March 31, 2007, the Company operated a total of 2,194 clinics worldwide. This is comprised of 1,574 clinics in North America, an increase of 35%, and 620 clinics in the International segment, an increase of 16%.

Fresenius Medical Care delivered approximately 6.41 million dialysis treatments worldwide, which represents an increase of 28% year over year. North America accounted for 4.48 million treatments, an increase of 33%, and the International segment delivered 1.93 million treatments, an increase of 17% over last year.

Fresenius Medical Care AG & Co. KGaA, May 2, 2007	4 of 16

Employees

As of March 31, 2007, Fresenius Medical Care employed 59,076 people (full-time equivalents) worldwide compared to 56,803 employees at the end of 2006. The increase of 2,273 employees is primarily due to the acquisition of Jiate Excelsior Co. Ltd. in Taiwan (announced in January 2007) and continued organic growth in the U.S.

Debt/EBITDA Ratio

The ratio of debt to Earnings before Interest, Taxes and Amortization (EBITDA) decreased from 3.81 at the end of the first quarter of 2006 to 3.09 at the end of the first quarter 2007. At the end of 2006, the debt/EBITDA ratio was 3.23.

Rating

In the first quarter 2007, Standard & Poor’s Ratings Services revised its outlook of the Company to stable from negative. At the same time, the ‘BB’ long-term corporate credit ratings on Fresenius Medical Care were affirmed.

Moody’s upgraded Fresenius Medical Care Senior Secured Credit Facility from Ba2 to Ba1.

Fresenius Medical Care Proposes Share Split of 1:3

On March 21, 2007, the Company announced that it will propose a share split for both classes of shares (ordinary and preference) in the ratio of 1:3 at the next Annual General Meeting being held on May 15, 2007. If approved by the Shareholders, the Company expects the split to become effective in the third quarter of 2007.

Fresenius Medical Care AG & Co. KGaA, May 2, 2007	5 of 16

Outlook for 2007 Confirmed

For the full year 2007, the Company confirms its outlook and expects to achieve revenue of approximately $9.4 billion. This represents an increase of 11%.

Net income is projected to be in the range of $675 million and $695 million in 2007. This represents an increase of between 18% and 21% on an adjusted basis as compared to 2006 after one-time effects. On a reported basis, this translates into an increase in net income of between 26% and 29%.

In addition, the Company expects spending on capital expenditures and acquisitions to be approximately $650 million in 2007. The debt/EBITDA ratio is projected to be below 3.0 by the end of 2007.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: “We are pleased to again deliver exceptionally strong financial results for the first quarter of 2007. Our strong performance was driven by our continuous quality improvement initiatives at the local clinical level, by cost leadership at the regional level, and by our commitment to advance our strategic objectives at the corporate level. The advantages of being the world’s only vertically-integrated dialysis provider are increasingly evident as we compete in the global marketplace.”

Fresenius Medical Care AG & Co. KGaA, May 2, 2007	6 of 16

Conference Call

Fresenius Medical Care will hold a conference call to discuss the results of the first quarter of 2007 on Wednesday, May 2, 2007, at 3.30pm CEDT / 9.30am EDT. The Company invites investors to view the live webcast of the conference call at the Company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the call.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,500,000 individuals worldwide. Through its network of 2,194 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 169,216 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P).

For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care AG & Co. KGaA, May 2, 2007	7 of 16

	Three Months Ended March 31,
Fresenius Medical Care
Statements of Earnings	2007	2006	% Change

(in US-$ thousands, except share and per share data)
(unaudited)
Net revenue
Dialysis Care	1,760,354	1,272,533	38.3%
Dialysis Products	560,317	474,397	18.1%
Total net revenue	2,320,671	1,746,930	32.8%
Cost of revenue	1,536,320	1,168,640	31.5%
Gross profit	784,351	578,290	35.6%
Selling, general and administrative	406,319	321,671	26.3%
Research and development	13,342	12,774	4.4%
Operating income (EBIT)	364,690	243,845	49.6%
Interest income	(3,582)	(4,809)	-25.5%
Interest expense	98,493	61,004	61.5%
Interest expense, net	94,911	56,195	68.9%
Earnings before income taxes and minority interest	269,779	187,650	43.8%
Income tax expense	102,566	71,133	44.2%
Minority interest	6,935	480
Net income	160,278	116,037	38.1%
Operating income (EBIT)	364,690	243,845	49.6%
Depreciation and amortization	84,912	61,258	38.6%
EBITDA	449,602	305,103	47.4%
Total bad debt expenses	48,681	29,622
Earnings per ordinary share	$1.63	$1.19	37.0%
Earnings per ordinary ADS	$0.54	$0.40	37.0%
Weighted average number of shares
Ordinary shares	97,149,891	96,629,422
Preference shares	1,238,750	1,144,162
Percentages of revenue
Cost of revenue	66.2%	66.9%
Gross profit	33.8%	33.1%
Selling, general and administrative	17.5%	18.4%
Research and development	0.6%	0.7%
Operating income (EBIT)	15.7%	14.0%
Interest expense, net	4.1%	3.2%
Earnings before income taxes and minority interest	11.6%	10.7%
Income tax expense	4.4%	4.1%
Minority interest	0.3%	0.0%
Net income	6.9%	6.6%
EBITDA	19.4%	17.5%

Fresenius Medical Care AG & Co. KGaA, May 2, 2007	8 of 16

	Three Months Ended March 31,
Fresenius Medical Care
Segment and Other Information	2007	2006	% Change

(in US-$ million)
(unaudited)
Net revenue
North America	1,637	1,194	37.1%
International	684	553	23.6%
Total net revenue	2,321	1,747	32.8%
Operating income (EBIT)
North America	258	164	57.4%
International	121	96	26.0%
Corporate	(14)	(16)	-10.7%
Total operating income (EBIT)	365	244	49.6%
Operating income in percentage of revenue
North America	15.8%	13.8%
International	17.6%	17.3%
Total	15.7%	14.0%
Excluding one-time items 1)
Operating income (EBIT)
North America	258	164	57.4%
International	121	96	26.0%
Corporate	(14)	(16)	-8.6%
Total operating income (EBIT)	365	244	49.3%
Operating income in percentage of revenue
North America	15.8%	13.8%
International	17.6%	17.3%
Total	15.7%	14.0%
Employees
Full-time equivalents
(March 31 compared to Dec. 31)	59,076	56,803

1) One-time costs associated with the transformation of legal form in 2006.

Fresenius Medical Care AG & Co. KGaA, May 2, 2007	9 of 16

	Three Months Ended March 31,
Fresenius Medical Care
Reconciliation of non US-GAAP financial measures to the most directly comparable US-GAAP financial measures
	2007	2006	% Change

(in US-$ million)
(unaudited)
Operating performance excluding one-time items1)
Operating income (EBIT)	365	244	50%
One-time items2)	—	—
Operating income (EBIT) excluding one-time items1)	365	244	49%
Percent of revenue	15.7%	14.0%
Net income	160	116	38%
One-time items2)	—	9
Net income excluding one-time items1)	160	125	28%
Segment information North America
Net revenue	1,637	1,194
Costs of revenue and research and development	1,114	839
Selling, general and administrative	264	190
Costs of revenue and operating expenses	1,378	1,029
Operating income (EBIT)	258	164
Percent of revenue	15.8%	13.8%
Dialysis Products revenue incl. and excl. internal sales
North America
Dialysis Products revenue incl. internal sales	281	225
less internal sales	(128)	(91)
Dialysis Products external sales	153	134
International
Dialysis Products revenue incl. internal sales	459	377
less internal sales	(52)	(37)
Dialysis Products external sales	407	340
Reconciliation of cash flow from operating activities to EBITDA3)
Total EBITDA	450	305
Interest expense, net	(95)	(56)
Income tax expense	(103)	(71)
Change in working capital and other non cash items	31	(16)
Net cash provided by operating activities	283	162
Annualized EBITDA4)
Operating income (EBIT) last twelve months	1,436	1,256
Depreciation and amortization last twelve months	332	333
Non cash charges	36	17
Annualized EBITDA	1,804	1,606

1) These non US-GAAP financial measures are provided to assist readers in evaluation of Fresenius Medical Care’s underlying operating performance.

2) One-time costs associated with the transformation of legal form of $0.4 million and the write-off of deferred financing costs of $9 million after tax related to the 2003 senior credit facility in 2006.

3) EBITDA is the basis for determing compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

4) EBITDA 2007: Pro forma numbers including RCG, after FTC mandated divestitures, excluding restructuring costs and in-process R&D and excluding the gain from the sale of dialysis clinics. EBITDA 2006: Pro forma numbers including RCG, before FTC mandated divestitures, excluding one-time costs for the acquisition.

Fresenius Medical Care AG & Co. KGaA, May 2, 2007	10 of 16

Fresenius Medical Care Balance Sheet	March 31, 2007	December 31, 2006

(in US-$ million)	(unaudited)	(audited)
Assets
Current assets	3,462	3,412
Intangible assets	7,632	7,554
Other non-current assets	2,156	2,079
Total assets	13,250	13,045
Shareholders’ equity and liabilities
Current liabilities	3,028	2,376
Long-term liabilities	5,169	5,799
Shareholders’ equity	5,053	4,870
Total shareholders’ equity and liabilities	13,250	13,045
Equity/assets ratio:	38%	37%
Debt
Short-term borrowings	380	331
Short-term borrowings from related parties	22	5
Current portion of long-term debt and capital lease obligations	154	160
Current portion of Trust Preferred Securities	648	—
Long-term debt and capital lease obligations, less current portion	3,744	3,829
Trust Preferred Securities, less current portion	621	1,254
Total debt	5,569	5,579

Fresenius Medical Care AG & Co. KGaA, May 2, 2007	11 of 16

Fresenius Medical Care
Cash Flow Statement	2007	2006

Three Months Ended March 31,
(in US-$ million)
(unaudited)
Operating activities
Net income	160	116
Depreciation / amortization	85	61
Change in working capital and other non cash items	38	(15)
Cash Flow from operating activities	283	162
Investing activities
Purchases of property, plant and equipment	(117)	(70)
Proceeds from sale of property, plant and equipment	8	5
Capital expenditures, net	(109)	(65)
Free Cash Flow	174	97
Acquisitions, net of cash acquired	(90)	(3,951)
Free Cash Flow after investing activities	84	(3,854)
Financing activities
Change in accounts receivable securitization program	35	296
Change in intercompany debt	17	221
Change in other debt	(86)	3,288
Proceeds from exercise of stock options	4	14
Proceeds from conversion of preference shares into ordinary shares	—	309
Change in minority interests	(6)	—
Cash Flow from financing activities	(36)	4,128
Effects of exchange rates on cash	1	5
Net increase in cash	49	279
Cash at beginning of period	159	85
Cash at end of period	208	364

Fresenius Medical Care AG & Co. KGaA, May 2, 2007	12 of 16

Fresenius Medical Care
Quarterly Performance Scorecard - Revenue	2007	cc	2006	cc

Three months ended March 31,
(in US-$ thousands, except per treatment revenue)
North America
Net revenue	1,636,573		1,193,517
Growth year-over-year	37.1%		9.7%
Dialysis Care	1,483,255		1,059,244
Growth year-over-year	40.0%		9.4%
U.S. per treatment	329		310
Per treatment	325		307
Sequential growth	-0.1%		2.6%
Growth year-over-year	5.9%		5.4%
Dialysis Products
incl. internal sales	280,825		224,713
Growth year-over-year	25.0%		8.2%
External sales	153,318		134,273
Growth year-over-year	14.2%		12.2%
International
Net revenue	684,098		553,413
Growth year-over-year	23.6%	16.8%	6.3%	12.0%
Dialysis Care	277,099		213,289
Growth year-over-year	29.9%	24.1%	10.0%	15.2%
Per treatment	144	137	130	136
Sequential growth	3.7%		1.8%
Growth year-over-year	10.8%	5.8%	-2.0%	2.6%
Dialysis Products
incl. internal sales	459,116		377,277
Growth year-over-year	21.7%	14.2%	2.7%	8.7%
External sales	407,000		340,124
Growth year-over-year	19.7%	12.2%	4.0%	10.1%

cc = at constant exchange rates

Fresenius Medical Care AG & Co. KGaA, May 2, 2007	13 of 16

Fresenius Medical Care
Quarterly Performance Scorecard - Dialysis Care Volume	2007	2006

Three months ended March 31,
North America
Number of treatments	4,481,077	3,375,906
Treatments per day	58,191	43,838
Per day sequential growth	1.2%	0.8%
Per day year-over-year growth	32.7%	3.9%
of which:
- Acquisition RCG	32.6%	0.0%
- FTC divestitures	-3.2%	0.0%
- Other acquisitions	1.2%	1.4%
- Same market growth year-over-year	2.8%	2.4%
- Adjustments for closed/sold facilities, yield and other	-0.7%	0.1%
International
Number of treatments	1,929,275	1,645,938
Same market growth year-over-year	6.3%	10.4%

Fresenius Medical Care
Quarterly Performance Scorecard - Expenses	2007	2006

Three months ended March 31,
North America
Costs of revenue and operating expenses
Percent of revenue	84.2%	86.2%
Selling, general and administrative
Percent of revenue	16.1%	15.9%
Bad debt expenses
Percent of revenue	2.9%	2.9%
Dialysis Care operating expenses/Treatment (in US-$)	272	263
Sequential growth	1.8%	3.0%
Growth year-over-year	3.3%	4.1%
Total Group
Costs of revenue and operating expenses
Percent of revenue1)	84.3%	86.0%
Selling, general and administrative
Percent of revenue1)	17.5%	18.4%
Effective tax rate	38.0%	37.9%

1) Includes one-time costs associated with the transformation of legal form in 2006.

Fresenius Medical Care AG & Co. KGaA, May 2, 2007	14 of 16

Fresenius Medical Care
Quarterly Performance Scorecard - Cash Flow/Investing Activities	2007	2006

Three months ended March 31,
(in US-$ thousands, except number of de novos)
Total Group
Operating Cash Flow	282,754	161,660
Percent of revenue	12.2%	9.3%
Free Cash Flow before acquisitions	174,111	96,788
Percent of revenue	7.5%	5.5%
Acquisitions, net	89,930	3,950,974
Capital expenditures, net	108,643	64,872
Percent of revenue	4.7%	3.7%
Maintenance	52,932	20,407
Percent of revenue	2.3%	1.2%
Growth	55,712	44,465
Percent of revenue	2.4%	2.5%
Number of de novos	18	16
North America	12	9
International	6	7

Fresenius Medical Care
Quarterly Performance Scorecard - Balance Sheet	2007	2006

Three months ended March 31,
Total Group
Debt (in US-$ million)	5,569	6,117
Debt/EBITDA	3.1	3.8
North America
Days sales outstanding	57	60
Sequential development	-3.4%	-4.8%
Year-over-year development	-5.0%	-9.1%
International
Days sales outstanding	114	117
Sequential development	-4.2%	-2.5%
Year-over-year development	-2.6%	-4.9%

Fresenius Medical Care AG & Co. KGaA, May 2, 2007	15 of 16

Fresenius Medical Care
Quarterly Performance Scorecard	2007	2006 1)

Three months ended March 31,
Clinical Performance
North America (U.S.)
Single Pool Kt/v > 1.2	93%	93%
Hemoglobin >= 11g/dl	82%	82%
Albumin >= 3.5 g/dl 2)	79%	79%
Hospitalization days per patient 3) (12 months ending March 31)	11.3	11.6
Demographics
North America (U.S.)
Average age (yr)	62	61
Average time on dialysis (yr)	3.4	3.4
Average body weight (kg)	78	77
Prevalence of diabetes	52%	52%

1) Q1 2006 data: without former RCG facilities
2) International standard BCR CRM470
3) Hospitalization data without former RCG facilities

Fresenius Medical Care AG & Co. KGaA, May 2, 2007	16 of 16